UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 NELSON RETIREMENT AND SAVINGS PLAN
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

NELSON RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009 AND 2008

NELSON RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2009 AND 2008

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009
3

Notes to Financial Statements	4

Supplemental Schedules*

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2009 and of reportable transactions for the year ended December 31, 2009 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT rEGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the

  Nelson Retirement and Savings Plan

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Nelson Retirement and Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

June 23, 2010

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$-0-	$40,778,014
Participant loans	-0-	1,425,073
Total investments	-0-	42,203,087
Employer contributions receivables	-0-	652,939
Net assets available for benefits
Net assets reflecting all investments
at fair value	-0-	42,856,026
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	-0-	503,517
Net assets available for benefits	$-0-	$43,359,543

  See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions
Contributions:
Employer	$331,907
Employee	1,471,682
Plan interest in Cummins Inc. and Affilitates Retirement
and Savings Plans Master Trust investment income	9,121,981
Interest income	38,917
Total additions	10,964,487
Deductions
Benefits paid to participants	7,221,705
Other deductions	22,004
Total deductions	7,243,709
Fund transfers with Affiliate Plans	(47,080,321)
Net change in net assets available for benefits	(43,359,543)
Net assets available for benefits, beginning of year	43,359,543
Net assets available for benefits, end of year	$-0-

  See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.   description of the plan

The following description of the Nelson Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. As of December 31, 2009, the Plan was merged into the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees.

General

The Plan was a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees were employees of Nelson Industries, Inc. (“Nelson”). The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) held the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees

The trustee for the Master Trust is State Street Corporation. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

Contributions

Participants could contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants could direct their contributions in any of twenty-one investment options.

Matching Contribution

The Company contributed to the Plan by matching 100% of the first 1% contributed plus 50% of the next 5% contributed.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Participant Accounts

Each participant’s account was credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings were made daily and were based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants were fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances were paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permitted hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants could also withdraw their after-tax contributions.

Participant Loans

A participant could obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans were secured by the participant’s account balance and accumulated interest at the prime rate plus one percent, and matured no later than 4½ years from the date of the loan.

Plan Termination

As aforementioned, the Plan was merged into the Cummins, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees effective December 31, 2009.  Plan participants were not impacted by the merger as the prior provisions of the Plan continue to apply to them subsequent the merger.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund and common/collective trust investments.  The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by Northern Trust. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Payment of Benefits

Benefit payments are recorded when paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.   INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was 0% and 3.5%, respectively. The following investments are held by the Master Trust as of December 31:

	2009	2008
Cummins Inc. Common Stock Fund	$209,699,172	$113,120,749
Cummins Inc. common stock - ESOP fund
(non-participant directed)	7,896,664	16,801,598
Stable Value fund investments	359,012,662	380,694,849
Stable Value fund wrapper contracts	-0-	1,150,592
Common / collective trust fund	119,834,914	102,060,792
Registered investment companies	715,870,383	549,086,595
Total	$1,412,313,795	$1,162,915,175

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

The Stable Value fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2020. The contracts have varying yields which averaged 4.54 percent and 5.68 percent during the years ended December 31, 2009 and 2008, respectively. The contracts have varying crediting interest rates which averaged 2.45 percent and 3.38 percent during the years ended December 31, 2009 and 2008, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans. To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund.

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

The contracts’ aggregate fair values were approximately $3,700,000 and $28,000,000 lower than the reported contract values at December 31, 2009 and 2008, respectively.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Investments that represent 5% or more of the Master Trust’s assets are separately identified as follows:

	2009	2008
American Funds Growth Fund of America	$102,166,361	$74,548,986
Cummins Inc. Common Stock Fund	217,595,836	129,922,347
NTGI S & P 500 Index Fund	119,834,914	102,060,792
PIMCO Total Return Fund	70,895,090	55,556,885
Vanguard Wellington Admiral Shares Fund	196,574,815	177,247,269
Aegon Wrapped Investment Contract	118,331,440	118,467,232
Royal Bank of Canada Wrapped
Investment Contract	118,331,335	118,467,236
State Street Bank Wrapped Investment
Contract	118,347,291	118,482,835
Other	350,236,713	268,161,593
Total	$1,412,313,795	$1,162,915,175

Investment income for the Master Trust for the year ended December 31, 2009 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$88,642,989
Cummins Inc. common stock - ESOP fund
(non-participant directed)	1,852,573
Common / collective trust fund	25,986,926
Registered investment companies	145,381,582
Interest	9,564,269
Dividends	2,324,975
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,624,515

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2009 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $10,109,325.

4.   TAX STATUS

The Plan has not received a determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by State Street Corporation and shares of Cummins Inc. State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator. Blue & Co., LLC serves as the Plans’ auditor. JPMorgan Asset Management serves as the Plans’ investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

6.   reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
As reported per the financial statements	$-0-	$43,359,543
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	-0-	(503,517)
As reported per the Form 5500	$-0-	$42,856,026

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2009:

As reported per the financial statements	$9,121,981
Less: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2009	-0-
Add: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2008	503,517
As reported per the Form 5500	$9,625,498

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

7.   fair value measurements

Assets that are measured at fair value are categorized according to a fair value hierarchy that prioritizes the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. If the inputs used fall within different levels of the hierarchy, the categorization is based upon the lowest level input that is significant to the fair value measurement.

The hierarchy of inputs is as follows:

  Level 1 – Unadjusted quoted prices for identical assets and liabilities in active markets

  Level 2 – Quoted prices for similar assets and liabilities in active markets (other than those included in Level 1) which are observable for the asset or liability, either directly or indirectly

  Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Fair values of assets measured on a recurring basis at December 31, 2008, were as follows:

	Fair
	Value	Level 1	Level 2	Level 3
Master Trust level assets
Registered investment
companies	$549,086,595	$549,086,595	$-0-	$-0-
Common stocks	129,922,347	129,922,347	-0-	-0-
Common/collective trust	102,060,792	-0-	102,060,792	-0-
Stable Value fund:
Cash equivalents	31,982,171	31,982,171	-0-	-0-
Wrapped bonds	327,321,173	-0-	-0-	327,321,173
Guaranteed investment
contracts	22,542,097	-0-	22,542,097	-0-
Plan level assets
Participant loans	1,425,073	-0-	-0-	1,425,073

The valuation methodology used to measure the fair values of registered investment companies and common stocks were derived from quoted market prices in active markets.  The valuation techniques used to measure fair value of common/collective trust and Stable Value fund are included in Notes 2 and 3, respectively. The valuation techniques used to measure fair value of participant loans were derived using a discounted cash flow model with inputs derived from unobservable market data.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

Following is a progression of the fair value of the Level 3 assets included in the Master Trust and the plan for the year ended December 31, 2008:

	Wrapped bonds	Participant loans
Balance, beginning of year	$308,893,698	$1,460,645
Issuances, repayments and
settlements, net	27,000,000	(35,572)
Unrealized gains related to instruments
still held at the reporting date	(8,572,525)	-0-
Balance, end of year	$327,321,173	$1,425,073

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NELSON RETIREMENT AND SAVINGS PLAN

By: Benefits Policy Committee of Cummins Inc.

Date: June 23, 2010	By:	/s/ Gloria L. Griesinger
Gloria L. Griesinger
Executive Director Global Treasury and Pension